Exhibit 99.1

NLS Pharmaceutics Announces Preclinical Results Confirming the Potential Benefit and Safety Profile of NLS-4 for Circadian Rhythm Dysregulation and Chronic Fatigue Syndrome in Long-Covid Model

Switzerland/Stans, November 30, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces final results from a preclinical study for NLS-4 (Lauflumide), the Company’s next-generation wake-promoting drug candidate. Based on the results, the Company believes that NLS-4 offers promise to become a foundational treatment for the chronic fatigue associated with the symptoms of Long-Covid (also known as “Chronic Fatigue caused by Covid-19 infection”).

The aim of the study was to examine the effectiveness of NLS-4 in comparison with modafinil, a widely-used first-line wake-promoting treatment. NLS-4 is designed to be a more potent next-generation modafinil that does not induce the hepatic toxicity associated with long-term modafinil use. In the study’s Long-Covid animal model, NLS-4 improved circadian rhythm dysregulation and chronic fatigue syndrome (CFS) in subject animals. Based on the results, the Company believes that NLS-4 should improve recovery from CFS in humans at a dose that is four times lower than that used for modafinil.

NLS had previously communicated that Sprague-Dawley rats subjected to a fatigue procedure for 7 days that induced CFS recovered with NLS-4 treatment, and were able to exhibit typical nighttime activity when rats are normally active. The final results confirm that NLS-4 treatment produced an increase in locomotor activity which may reduce the impairment of circadian rhythm at doses four times lower than modafinil. In the study, nighttime activity in NLS-4 treated rats was observed to be comparable to rats that did not undergo the fatigue procedure, the study’s control group.

An increasing proportion of Covid-19 patients are suffering from prolonged symptoms that are typically found in patients diagnosed with Myalgic Encephalomyelitis/Chronic Fatigue Syndrome (ME/CFS). However, the effects of current treatments proposed for this condition have been inconclusive.

“We believe that these final results from this cutting-edge preclinical study confirm that NLS-4 (Lauflumide) expressed motor-stimulating effects, which are superior to the widely prescribed fatigue treatment, modafinil at all doses. The ability of Lauflumide to enable rats that have undergone the fatigue procedure to recover is a strong indicator of the drug’s potential to treat diseases in which CFS is a key symptom," said Eric Konofal, MD, Chief Scientific Officer of NLS Pharmaceutics. “The fatigue procedure induced a decrease in body weight, and therefore we also examined the weight growth curve in rats treated by NLS-4 at its lowest doses. Importantly, weight loss was not modified by NLS-4 (16 mg/kg). Stimulants commonly prescribed off-label to treat fatigue symptoms decrease appetite and weight loss is a common side effect, whereas Lauflumide at low doses did not cause these issues.”

“Excessive fatigue, daytime sleepiness, deficit of alertness and disturbed sleep are some of the main symptoms found in patients who have contracted Covid-19, and today, there is no approved therapeutic agent for the improvement of the CFS associated with Long-Covid,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “We look forward to advancing the development of NLS-4, as the unmet medical need for improved fatigue treatments is growing with more patients surviving infection with Covid-19 and its variants.”

About NLS-4 (Lauflumide) and its pre-clinical safety profile

NLS-4 (Lauflumide) is a next-generation selective dopamine reuptake inhibitor. Contrary to modafinil treatment, which can cause hepatic enzyme induction with repeated dosing, NLS-4 did not induce cytochrome P450 (CYP) enzymes, including CYP3A4/5 when tested in human cell cultures. NLS believes that NLS-4 is the only wake-promoting compound without any rebound hypersomnia. This “hypnolytic effect” of NLS-4 is thought to be due to the compound’s ability to prevent increased sleep need following sleep loss as supported by the final pre-clinical results. With the promising results from the cutting-edge preclinical fatigue study in animals, and the apparent absence of CYP450 enzyme induction, NLS-4 appears to have a superior profile compared to the widely used drug modafinil, and potentially represents an important milestone in the development of this next generation wake-promoting agent.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS has recently initiated a phase 2 study in the U.S. evaluating Quilience® in adult subjects suffering from Narcolepsy. Previously, NLS successfully completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits, superiority and safety of NLS-4 and its potential to become a treatment for the chronic fatigue associated with the symptoms of Long-Covid. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharmaceutics.com

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